Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco D 215-981-4659 866-422-2141 john.falco@troutman.com

September 30, 2020

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn: Catherine Whiting

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Ms. Whiting:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 219 to the Trust’s registration statement on Form N-1A filed with the Commission on December 6, 2019 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Polen Global Emerging Markets Growth Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”), and to register the Fund’s shares under the Securities Act.

The Staff provided their comments on January 21, 2020 (the “Staff Comments”). We have organized this letter by setting forth the Staff’s Comments in italicized text followed by the Trust’s response. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

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Please complete all tables and fill in missing information throughout the Amendment.

Response: The Amendment has been revised to reflect the Staff’s comment.

On page 2 of the Prospectus, in the Principal Investment Strategy section, please add a statement that at least 80% of the Fund’s assets will be invested in emerging market countries in accordance with Rule 35d-1.

Division of Investment Management U.S. Securities and Exchange Commission September 30, 2020 Page 2

Response: The Prospectus has been revised to reflect the Staff’s comment.

On page 6 of the Prospectus, in the description of Emerging Market Risk, please clarify whether the reference to political instability applies to emerging markets or emerging market countries.

Response: The disclosure describing Emerging Markets Risk has been revised such that it no longer references political instability.

On page 8 of the Prospectus, in the section titled Disclosure of Portfolio Holdings, consider disclosing the frequency with which portfolio holdings information will be made available, and clarify that the portfolio holdings information will be made available on the Fund’s website.  As currently written the disclosure states that the policies and procedures are available on the website, but is silent with respect to the holdings themselves.

Response: The Trust respectfully declines to revise the disclosure of portfolio holdings. Item 9(d) of Form N-1A requires only that the Fund “[s]tate that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable.” The Fund’s disclosure is in compliance with Item 9(d) of Form N-1A.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust Mr. Richard Keyes, Treasurer of FundVantage Trust John M. Ford, Esq.